Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was posted on AMR Corporation’s intranet site on February 19, 2013.

I love this business

In view of the significance of last week’s announcement regarding our merger and the new American, I thought it to be an appropriate time for me to step into the 21st century and try my hand at my first blog. Now as a forewarning, I am a real novice in the virtual space. The closest I have come to social media is a one week foray into Facebook before I shut it down under the stress of having to decide if I wanted someone to be my friend or not………and a 6 month foray into Linked-In….after which I was inundated with calls from people trying to sell me stuff. Despite these false starts, I figure that if my 17 year old daughter seems to be able to function socially almost entirely in the virtual space, and if given the chance my 15 year old son would simply live on a sofa with a laptop until dehydration and malnutrition overtook him, I figure dad should at least dip his toe in the virtual water. So for those of you who regularly travel the blogosphere, please be patient — I look forward to learning from you!

Last week reminded of two reasons why I love this business:

1/ The only thing that is constant in the airline business is change. Our announcement that we plan to merge with US Airways, which will vault us back to being the biggest airline in the business, just reminds me how dynamic our place of work is. At the end of 2011 we announced that we were filing for bankruptcy …….just 14 months later we announce we have agreed to a merger that would make us the biggest airline in the world! In this business you simply never know what is right around the corner and for all the ups and downs that I have seen in my 27 years in the business, the events of the last 14 months represent probably the greatest highs and greatest lows that I can recall in such a small space of time………never a dull moment that’s for sure.

2/ You can’t beat meeting someone face to face. I had the privilege of being American’s representative at USAirways HDQ in PHX during the announcement last week. I have to confess that I was a tad apprehensive about being the one AA guy on the USAirways campus that day. My job was to meet and spend the day with Robert Isom, the USAirways COO, doing press interviews and employee town hall meetings in PHX, while Tom and Doug were doing the same in DFW. Robert is former Northwest, and so I had somehow built an image of a bit of an old crusty operations guy who wasn’t going to be much fun. Well, I couldn’t have been more wrong. Robert has a great sense of humor, is very relaxed, clearly likes interacting with people, and it certainly seemed from watching him in and around campus that the US team likes him…a lot! I have attached a picture of Robert and me doing a phone interview with NPR radio……it was quite comical because we had to share a phone as the radio folks wouldn’t allow us to use a speaker phone!

Later in the day Robert introduced me at a big town hall meeting with hundreds of employees by saying, “he’s from American and see …he doesn’t have two heads!” It became clear to me that many people at USAirways have visualized an American Airlines executive as a slightly scary character much in the ilk of Bob Crandall after a bad budget review. Thankfully, having had the opportunity to meet them face to face and share a few laughs, they soon realized that I wasn’t much different than them. In fact everyone was incredibly gracious and welcoming and I didn’t meet a single employee that didn’t make me feel right at home.

The airline industry fulfills an incredibly important function for the citizens of the earth. Without meeting human beings in person, the human mind is capable of building a remarkable image of what that person or persons may be like……most often those virtual images are totally inaccurate. Think of the wars that have been fought and nearly fought (cold war) as a result of two groups of people making assumptions about what they represent and what they believe. Our industry enables peace and global commerce ……….and we, the employees of the new American, have the chance to become the largest airline in the world making that happen. That’s pretty cool.

Yours virtually,

Jon

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.